UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35330

LILIS ENERGY, INC.

Nasdaq Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

300 E. Sonterra Blvd., Suite #1220

San Antonio, TX 78358

(210) 999-5400

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.0001 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: On April 26, 2017, Lilis Energy, Inc. announced the transfer of the listing of its common stock, par value $0.0001 per share (the “Common Stock”), from the NASDAQ Capital Market to the NYSE MKT. Lilis Energy, Inc. is filing this Form 25 solely to withdraw its Common Stock from listing on the NASDAQ Capital Market, and not to withdraw such securities from listing on the NYSE MKT or from registration under section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the requirements of the Exchange Act, Lilis Energy, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 8, 2017	By:	/s/ Joseph C. Daches	Chief Financial Officer
Date		Name: Joseph C. Daches	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.